Exhibit 99.1

XIAMEN HEMEITONG TRADING CO., LTD.
INDEX TO FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Xiamen Hemeitong Trading Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Xiamen Hemeitong Trading Co., Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of operations and comprehensive income (loss), changes in shareholders’ deficits, and cash flows for each of years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As report in Note 1 to the consolidated financial statements, as of December 31, 2025, the Company had cash and cash equivalents of $2,558, a net working capital deficit of $52,840, shareholders’ deficit of $23,526 and its accumulated deficit was $25,207. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2026.

Singapore

October 2, 2026

F-2

XIAMEN HEMEITONG TRADING CO., LTD.

BALANCE SHEETS
(USD, except for share and per share data, or otherwise noted)

	As of December 31,
	2025	2024
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	2,558	11,965
Accounts receivable, net	775,182	274,219
Inventories, net	187,377	107,573
Prepaid expenses	19,396	1,694
Other current assets	11,347	10,386
Total current assets	995,860	405,837

Non-current assets:
Property, plant, and equipment, net	5,411	7,706
Right-of-use-assets, net	44,936	61,862
Deferred tax assets	-	65,332
Total non-current assets	50,347	134,900
Total assets	1,046,207	540,737

LIABILITIES AND SHAREHOLDERS’ DEFICITS:
Current liabilities:
Accounts payable	432,078	149,824
Accrued expenses and other current liabilities	57,089	48,992
Due to a related party	350,201	562,673
Tax payable	189,010	13,946
Lease liabilities	20,322	18,811
Total current liabilities	1,048,700	794,246
Non-current liability:
Lease liabilities	21,033	39,620
Total liabilities	1,069,733	833,866

Shareholders’ Deficits:
Paid-in capital	14,033	148,181
Share subscription receivable	(14,033)	(148,181)
Accumulated deficits	(25,207)	(300,005)
Accumulated other comprehensive income	1,681	6,876
Total shareholders’ deficit	(23,526)	(293,129)
Total liabilities and shareholders’ deficit	1,046,207	540,737

The accompanying notes are an integral part of the financial statements.

F-3

XIAMEN HEMEITONG TRADING CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(USD, except for share and per share data, or otherwise noted)

	Years Ended December 31,
	2025	2024
	USD	USD
REVENUE
Product revenue	4,737,172	1,376,032
Total revenue	4,737,172	1,376,032
COST OF REVENUE
Product revenue	2,607,668	751,897
Total cost of revenue	2,607,668	751,897
GROSS PROFIT	2,129,504	624,135
OPERATING EXPENSES
Sales and marketing expenses	974,739	474,758
General and administrative expenses	664,894	293,494
Total operating expenses	1,639,633	768,252
Income (Loss) from operations	489,871	(144,117)
Other income:
Others income	112	93
INCOME (LOSS) BEFORE INCOME TAX	489,983	(144,024)
Income tax (expense) benefit	(215,185)	10,504
NET INCOME (LOSS)	274,798	(133,520)
Other comprehensive income
Foreign currency translation adjustment	(5,195)	6,431
Comprehensive income (loss)	269,603	(127,089)

The accompanying notes are an integral part of these financial statements.

F-4

XIAMEN HEMEITONG TRADING CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS

(USD, except for share and per share data, or otherwise noted)

		Share		Accumulated other	Total
	Paid-in capital	subscription receivable	Accumulated Deficits	comprehensive income	shareholders’ deficits
	USD	USD	USD	USD	USD
Balance, December 31,2023	148,181	(148,181)	(166,485)	445	(166,040)
Net loss	-	-	(133,520)	-	(133,520)
Foreign currency translation adjustment	-	-	-	6,431	6,431
Balance, December 31,2024	148,181	(148,181)	(300,005)	6,876	(293,129)
Reduction of paid in capital	(134,148)	134,148	-	-	-
Net income	-	-	274,798	-	274,798
Foreign currency translation adjustment	-	-	-	(5,195)	(5,195)
Balance, December 31,2025	14,033	(14,033)	(25,207)	1,681	(23,526)

The accompanying notes are an integral part of the financial statements.

F-5

XIAMEN HEMEITONG TRADING CO., LTD.

Statements of Cash Flows

(USD, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2025	2024
	USD	USD
Cash flows from operating activities:
Net income (loss)	274,798	(133,521)
Adjustments to reconcile net income(loss) to net cash generated from operating activities:
Depreciation expense	2,561	2,558
Amortization of right-of-use assets	19,103	18,436
Changes in operating assets and liabilities:
Accounts receivable	(500,963)	(263,125)
Prepaid expenses	(17,702)	(1,694)
Inventories	(79,804)	(97,793)
Other current assets	(961)	(82)
Deferred tax assets	65,332	(8,810)
Accounts payable	282,254	138,773
Tax payable	175,065	13,687
Lease liability	(19,254)	(18,340)
Accrued expenses and other current liabilities	8,096	5,785
Net cash generated from (used in) operating activities	208,525	(344,126)

Cash flows from financing activities:
Loan from related parties	-	348,864
Repayment of loans to related parties	(212,472)	-
Net cash (used in) generated from financing activities	(212,472)	348,864

Effect of exchange rate changes	(5,460)	6,680

Net decrease (increase) in cash and cash equivalents	(9,407)	11,418
Cash and cash equivalents at beginning of year	11,965	547
Cash and cash equivalents and at end of the year	2,558	11,965

The accompanying notes are an integral part of the financial statement

F-6

XIAMEN HEMEITONG TRADING CO., LTD.

Notes to the Combined Financial Statements
(USD, except for share and per share data, or otherwise noted

1. Organization and Description of Business

Xiamen Hemeitong Trading Co., Ltd. is a commercial enterprise established in 2022 and located in Siming District, Xiamen City. Currently, it is wholly owned by Chen Xiaomei and serves as the legal representative. The Company mainly engages in the sales of medical beauty products. The Company’s major sales have the following categories: functional skincare products. Xiamen Hemeitong Trading Co., Ltd. have business combination with Meiwu Technology Company Limited under the Securities Exchange Act of 1934.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As disclosed the financial statements, the Company had cash and cash equivalents of $2,558, a net working capital deficit of $52,840, shareholders’ deficit of $23,526 and its accumulated deficit was $25,207. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

As of July 31, 2026, the Company’s revenue increased drastically to $7,805,573 for the seven months from January 1, 2026 to July 31, 2026, and generated a net income of $991,383 for the same seven-month period. The reason for the increase in revenue is franchisee recruitment and downstream store enablement brought in a large number of B2B customers and drove higher order volumes and repeat purchases, together producing the significant increase in revenue Furthermore, cash and cash equivalents increased from $2,650 to $284,704 during the seven months from January 2026 to July 2026. This showed that the Company has a strong financial position and had positive working capital amounting to $1,087,236. The Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from the date of issuing finance statements. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

2. Summary of Significant Accounting Policies

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to account for principles of consolidation, contingencies, allowance for credit loss of account receivable, impairment of long-lived assets and valuation and recognition of share-based compensation expenses.

F-7

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for credit loss.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the statements of operations and comprehensive income(loss). The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable primarily consisted of receivables arising from provision of Sales of functional skincare products. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written off against the allowance for credit loss.

For the years ended December 31, 2025 and 2024, the Company provided credit losses against accounts receivable of nil.

Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the years ended December 31, 2025 and 2024.

Leases

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

F-8

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2025 and 2024.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company’s assessment of option purchases, contract extensions or termination options.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2025 and 2024.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Sales of goods

The Company engaged in sales goods which mainly focused on the non-retail customers.

The Company’s sales have the following category: functional skincare products. The Company accounts for revenue from sales of functional skincare products on a gross basis. It is responsible for fulfilling the promise to provide the functional skincare products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation.

F-9

The Company has applied these criteria to its contracts as follows: (i) the functional skincare products promised to customers are standard finished goods which customers can use or resell on their own, and each product can therefore benefit the customer on its own; and (ii) the Company’s promise to transfer the products is separately identifiable from the other promises in the contract, as the Company does not provide a significant integration service, the products are not significantly customized or transformed before delivery, and the products do not serve as inputs to a single combined output. Accordingly, each product promised under a sales contract is accounted for as a separate unit of accounts.

The Company’s sales contracts with customers are fixed price contracts and have one single performance obligation, which is the promise to transfer the specified goods. The entire transaction price is allocated to this obligation. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which is determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by signed proof of delivery.

The Company evaluates whether it acts as a principal or an agent in transactions with customers in accordance with ASC 606-10-55-37A through ASC 606-10-55-39. The Company acts as a principal when it controls the specified goods or services before they are transferred to the customer. In such cases, revenue is recognized on a gross basis for the amount of consideration to which the Company expects to be entitled. The Company was a principal because it controlled the promised good or service before transferring it to a customer. The Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. Accordingly, the Company accounts for revenue from sales of functional skincare products on a gross basis, as it is responsible for fulfilling the promise to provide the functional skincare products to customers, is subject to inventory risk prior to transferring control, and has discretion in establishing prices.

The Company discloses information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including information about performance obligations, significant payment terms, and significant judgments made in applying the revenue recognition guidance, in accordance with ASC 606-10-50-12 through ASC 606-10-50-20.

The Company’s provide that if products fail the customer’s acceptance inspection, the customer is entitled to reject the products, and the Company shall, within seven working days, replace the products with conforming products or refund the corresponding payment, with the related losses borne by the Company. If the customer fails to raise any objection within the agreed acceptance period, the products are deemed accepted, and title and risk of the products transfer to the customer upon the customer’s signing of the receipt.

Payment terms for customers are generally set 30 days after the consideration becomes due and payable.

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. And the company’s business usually does not include advance payments from customers.

Cost of revenues

The shipping and handling costs as well as the cost of purchased functional skincare products and quality food products listed for sale on the Company’s platform are included as part of cost of goods sold. The Company expensed shipping and handling costs in conjunction with sale of its products as incurred.

Sales and marketing expenses

Advertising, sales and marketing costs consist primarily of costs for the promotion of business brand and product marketing. The Company expensed all marketing and advertising costs as incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries, and other expenses not specifically dedicated to selling activities, amortization of intangible assets, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

Income taxes

The Company is subject to the income tax laws of the PRC. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

F-10

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2025 and 2024. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value added taxes (“VAT”)

Sales represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ deficits. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income (loss) of the financial statements for the respective periods.

F-11

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2025	6.9931	7.1875
12/31/2024	7.2993	7.1957

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Comprehensive income (loss)

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying balance sheets, only consists of cumulative foreign currency translation adjustment.

Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g., Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents , accounts receivable and other current assets, accounts payable, due to related parties, accrued expenses, and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2025 and December 31, 2024 based upon the short-term nature of the assets and liabilities. For the years ended December 31, 2025 and 2024, there were no transfers between different levels of inputs used to measure fair value.

Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the People’s Republic of China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s Bank of China with the maximum amount of RMB 500,000 (approximately US$71,499). The cash balance held in the PRC bank accounts and other third party payment platform was $2,558 and $11,965 as of December 31, 2025 and 2024, respectively.

For the years ended December 31, 2025, 2024 and 2023, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the year ended December 31, 2025, four major suppliers accounted for approximately 27.1%, 20.8%, 18.2% and 11.0% of total purchase. For the year ended December 31, 2024, four major suppliers accounted for approximately 32.3%, 24.3%, 24.1% and 18.4% of total purchase. As of December 31, 2025 and 2024, the company does not have a balance of the advance to suppliers balance.

F-12

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosures about significant segment expenses and other segment-related matters. The amendments were effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended December 31, 2025, and the adoption did not have a material impact on its consolidated financial statements.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures, including the rate reconciliation table and income taxes paid. The amendments were effective for public business entities for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 for the year ended December 31, 2025, which is a disclosure-only standard, and the adoption did not have a material impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses for current accounts receivable and contract assets arising from revenue transactions accounted for under Topic 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company adopted ASU 2025-05 effective January 1, 2026, on a prospective basis, and the adoption did not have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires disaggregated disclosure of certain types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) within relevant expense captions presented on the face of the income statement, as well as certain qualitative disclosures. In January 2025, the FASB issued ASU 2025-01, which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. An entity may apply the amendments prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented. The Company is currently evaluating the impact of this ASU on its financial statement disclosures, including the data, systems and processes required to support the new disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU removes all references to software development project stages from ASC 350-40 and replaces them with a “probable-to-complete” recognition threshold that is neutral to different software development methodologies, and specifies that the property, plant and equipment disclosure requirements under ASC 360-10 apply to capitalized internal-use software costs. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The Company, which is developing technology platforms for its business, is currently evaluating the impact of this ASU on the accounting for its internal-use software costs.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. This ASU expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties, and clarifies that share-based noncash consideration from a customer is not within the scope of Topic 606. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

F-13

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. This ASU expands the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU and does not expect its adoption to have a material impact on its financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in assessing hedge effectiveness, and clarifications related to hedging non-financial items. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes recognition, measurement, presentation and disclosure requirements for government grants received by business entities. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2028, and interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU clarifies the applicability, form and content of interim financial statements and disclosures, introduces a disclosure principle requiring entities to disclose events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity, and consolidates certain interim disclosure requirements from other Topics into ASC 270. The amendments are effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which makes 33 targeted improvements to U.S. GAAP across a wide range of topics, including clarifying the diluted earnings per share calculation when a loss from continuing operations exists, clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, revising the calculation of the reference amount for beneficial interests to prevent double counting of credit losses, clarifying the permissible methods to account for treasury stock retirements, and clarifying the guidance for transfers of receivables from contracts with customers. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted on an issue-by-issue basis. The Company is currently evaluating these amendments and does not expect their adoption to have a material impact on its financial statements.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, which requires paid-in-kind dividends on equity-classified preferred stock to be initially measured on the basis of the PIK dividend rate stated in the preferred stock agreement. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not currently have equity-classified preferred stock outstanding and does not expect the adoption of this ASU to have a material impact on its financial statements.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes recognition, measurement, presentation and disclosure requirements for environmental credits and environmental credit obligations based on the intended use of the credits and how they are obtained. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The Company is currently evaluating the applicability of this ASU to its operations and does not expect its adoption to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss in these notes to its financial statements recent standards that are not anticipated to have an impact on, or are unrelated to, its financial condition, results of operations, or cash flows or disclosures.

F-14

3. ACCOUNTS RECEIVABLE

	As of December 31, 2025	As of December 31, 2024
Accounts receivable	$775,182	274,219

As of December 31, 2025 and 2024, the Company has accounts receivable, net of $775,182 and $274,219, as of the report date the amount of accounts receivable were all received. The allowance for credit losses were nil and nil as of December 31, 2025 and 2024.

4. PREPAID EXPENSE

	As of December 31, 2025	As of December 31,2024
Prepaid expense	$19,396	1,694

As of December 31, 2025 and 2024, the Company has prepaid expense, net of $19,396 and $1,694. The aging of prepaid expense were all less than 30 days. The allowance for credit losses was nil and nil as of December 31, 2025 and 2024.

5. INVENTORIES

Inventories consist of the following:

	As of December 31, 2025	As of December 31, 2024

Trading goods	187,377	107,573
Inventories	$187,377	$107,573

The Company recorded inventory write-downs of nil and nil for the years ended December 31, 2025 and 2024, respectively.

F-15

6. OTHER CURRENT ASSETS

The other current assets as of December 31, 2025 and 2024 consist of the following:

	As of December 31, 2025	As of December 31, 2024
Staff advance	$2,531	1,940
Deposit	8,816	8,446
Subtotal	11,347	10,386
Total of other current assets	$11,347	10,386

No allowance for ECL or reversal were made during for the years ended December 2025 and 2024.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of December 31, 2025	As of December 31, 2024
Electric equipment	$9,472	9,075
Office equipment and furniture	4,380	4,196
Subtotal	13,852	13,271
Less: Accumulated depreciation	8,441	5,565
Property, plant and equipment, net	$5,411	7,706

For the years ended December 31,2025 and 2024, depreciation expense amounted to $2,561 and $2,558, respectively.

No impairment on property, plant and equipment was recorded for the years ended December 31, 2025 and 2024.

8. RIGHT-OF-USE ASSETS

The Company leases offices under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 3.50% is the weighted average discount rate for the lease that began in 2018. The rental expense for the years ended December 31, 2025 and 2024 was $19,213 and $19,863, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Right-of-use assets, cost	$98,854	94,707
Less: Accumulated amortization	(53,918)	(32,845)
Right-of-use assets, net	$44,936	61,862

F-16

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $21,489 and $20,588 for the years ended December 31, 2025 and 2024 respectively. The weighted-average remaining lease term is 2.16 and 3.16 years as of December 31, 2025 and 2024. Interest expense was $1,804 and $2,448 for the years ended December 31,2025 and 2024 respectively.

The following table presents maturity of lease liabilities as of December 31, 2025:

2026	$21,489
2027	21,489
Total lease payments	$42,978
Less: imputed interest	$(1,624)
Present value of lease liabilities	$41,355
Lease liabilities - Current	$20,322
Lease liabilities – Non current	21,033

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expenses was $19,103 and $18,436 for the years ended December 31, 2025 and 2024, respectively.

On January 5, 2023, Xiamen Baolong Industrial Co., Ltd entered a lease with Xiamen Hemeitong to lease the executive office to the Company for a lease term from March 1, 2023 to February 28, 2028, at a quarterly net rent of RMB40,950.00 (approximately, $5,856).

9. ACCOUNTS PAYABLE

The accounts payable as of December 31, 2025 and 2024 consist of the following:

	As of December 31, 2025	As of December 31, 2024
Third parties	$(432,078)	(149,824)
Total of accounts payable	$(432,078)	(149,824)

9. RELATED PARTY BALANCES AND TRANSACTIONS

Related parties with transactions and related party relationships

Name of related party	Relationship to the Company
Xiaomei Chen	Legal person and shareholder

Jin Chen	Shareholder

10. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Due to a related party

	As of December 31, 2025	As of December 31, 2024

Name of related parties
Xiaomei Chen (1)	$(350,201)	$(562,673)
Total	$(350,201)	$(562,673)

(1)	The Company borrowed loans as working capital from one shareholder Xiaomei Chen as well as the legal representative of Xiamen Hemeitong. The balance due to a related party is interest-free and due on demand.

F-17

Related party transactions

For the fiscal year ended December 31, 2025, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes all financing transactions with the Company’s related parties:

	Payment Amount	Borrowing Amount
Name of related parties
Xiaomei Chen	$389,563	$620,258
Total	$389,563	$620,258

For the fiscal year ended December 31, 2024, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes all financing transactions with the Company’s related parties:

	Payment Amount	Borrowing Amount
Name of related parties
Xiaomei Chen	$482,373	$122,563
Total	$482,373	$122,563

11. TAXATION

Income tax

Xiamen Hemeitong Trading Co., Ltd., the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

For the years ended December 31, 2025 and 2024, the Company was subject to a 25% statutory income tax rate.

F-18

11. TAXATION (CONTINUED)

Reconciliation between the statutory rate and the effective tax rate is as follows for the years ended December 31, 2025 and 2024.

	For the years ended December 31,
	2025	2024

PRC statutory tax rate	25.0%	25.0%
Net impact of exemption and favourable tax rate rendered by local tax authorities
Expenses not deductible for tax purpose	18.9%	(12.9)%
Permanent difference and others	0.0%	(5.0)%
Effective income tax rate	43.9%	(7.1)%

As of December 31, 2025 and 2024, the significant components of the deferred tax assets are summarized below:

	As of December 31, 2025	As of December 31, 2024

Tax effect of net operating losses carried forward	-	65,332
Valuation allowance	-	-
Deferred tax assets	$-	$65,332

There were no uncertain tax positions as of December 31, 2025 and 2024 and the Company does not believe that this will change over the next twelve months.

12. COMMITMENTS AND CONTINGENCIES

Property Management Service Fee Commitment

The total future minimum lease payments of property management fee under the non-cancellable operating lease with respect to the office as of December 31, 2025 are payable as follows:

Property Management Service Fee Commitment
Within 1 year	$25,654
2-5 years	$25,654
Total	51,308

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

13. SUBSEQUENT EVENTS

On September 22, 2026, Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”), a wholly and indirectly owned subsidiary of Meiwu Technology Company Limited (the “Company”), completed its previously announced acquisition of 100% equity interests of Xiamen Hemeitong Commercial Co., Ltd. (“Xiamen Hemeitong”) pursuant to an equity transfer agreement (the “Agreement”, the transaction contemplated therein, the “Acquisition”) by and among Xiamen Chunshang, Xiamen Hemeitong, and two shareholders of Xiamen Hemeitong (the “Sellers”), dated as of August 20, 2026. Upon closing, Xiamen Chunshang obtained 100% equity interests of Xiamen Hemeitong, and Xiamen Hemeitong became a wholly owned subsidiary of Xiamen Chunshang.

F-19